EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.               NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON  M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

June 24, 2014

ITEM 3.               NEWS RELEASE

Issued June 25, 2014 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of Underwriters whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,000,000 flow-through common shares of the Company at a price of $12.00 per Flow-Through Common Share for gross proceeds of $12.0 million.  The Company has granted the Underwriters an option to purchase from the Company up to an additional 150,000 Flow-Through Common Shares, at the same price as is applicable to the Offering, exercisable at least one week prior to the closing date.

ITEM 5.              FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp. and including National Bank Financial Inc. whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,000,000 flow-through common shares of the Company at a price of $12.00 per Flow-Through Common Share for gross proceeds of $12.0 million (the “Offering”). The Company has granted the Underwriters an option to purchase from the Company up to an additional 150,000 Flow-Through Common Shares, at the same price as is applicable to the Offering, exercisable at least one week prior to the closing date.

The proceeds will be used for exploration and development at the Company’s KSM project.

The Offering is scheduled to close on July 22, 2014, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period.

ITEM 6.              RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.              OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.              EXECUTIVE OFFICER

Contact: Rudi Fronk, Chief Executive Officer
Telephone: (416) 367-9291

ITEM 9.               DATE OF REPORT

June 25, 2014

ANNEX A
Seabridge Gold Inc.
News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 25, 2014

Seabridge Gold Arranges $12 Million Bought Deal Flow-Through Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announced today that it has entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp. ("Canaccord-Genuity") and including National Bank Financial Inc. (collectively, the "Underwriters"), whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,000,000 flow-through common shares (the "Flow-Through Common Shares") of the Company at a price of $12.00 per Flow-Through Common Share (a 23.5% premium to today’s closing price on the TSX) for gross proceeds of $12 million (the "Offering"). The Company has granted the Underwriters an option to purchase from the Company up to an additional 150,000 Flow-Through Common Shares, at the same price as is applicable to the Offering, exercisable at least one week prior to the closing date. Canaccord-Genuity and Cowen and Company, LLC are acting as financial advisors to the Company on this transaction.

The gross proceeds from the Offering will be used to fund an increased exploration program at the Company's 100% owned KSM Project in north western British Columbia.

Seabridge Chairman and CEO Rudi Fronk noted that “this financing enables us to commit the necessary resources for an expanded 2014 program at KSM. We have been refining the targeting data obtained from the geophysical surveys completed this spring. This work has helped us to establish additional high-priority opportunities that we would like to test this year if possible. This financing will enable us to increase the number of rigs in the program.

“As with all our exploration spending, we expect to generate additional gold and copper resources which will more than offset the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge," Fronk stated.

The Offering is being made by way of private placement in Canada. The Offering is scheduled to close on or about July 22, 2014, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to whether resources will be increased and such increase will more than offset dilution. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2013 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net